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09 30 2007 Amendment 77I for 09.30.2007
SUB-ITEM 77I  ACIT
Terms of new or amended securities

         1) Effective 09/04/07, the Advisor Class of each of Diversified Bond, High-Yield and Prime
         Money Market changed its fee structure and the A Class shares of were reclassified as Advisor
         Class.  As a result of the reclassification, the Advisor Class was renamed "A Class."

         The Advisor Class of each of Diversified Bond, High-Yield and Prime Money Market approved a decrease of 25 basis points (0.25%) in the Rule 12b-1 fee charged by the Class while simultaneously approving an increase of 25 basis points in the unified management fee for the
         Class, resulting in no change to the total expense ratios. The decrease in the Rule 12b-1 fee and corresponding increase in the unified management fee are designed to move the fee for the provision of certain recordkeeping/administrative services from the Rule 12b-1 fee to the unified management fee.  The recordkeeping/administrative services, which include the provision of recordkeeping and related services that would otherwise be performed by the Funds' transfer agent, may be performed by financial intermediaries or by the advisor or its affiliates.  In circumstances in which the recordkeeping/administrative services are performed by financial intermediaries, the advisor will pay such intermediaries all or part of the recordkeeping/administrative fee for performing the services.  The recordkeeping/administrative services, which will not change, do not encompass distribution-related services.  This modification will make the fee structure of the Advisor Class shares more consistent with the other share classes of the American Century Funds. Any reimbursement paid to financial intermediaries for the provision of recordkeeping/administrative services will now be paid out of the unified management fee received by the Advisor and not the Rule 12b-1 fee.

         The 25 basis point increase in the unified management fee is not expected to have any effect on the total expense ratio of the Advisor Class shares.  As previously noted, the 25 basis point increase in the unified management fee will be offset by a corresponding decrease of 25 basis points in the Rule 12b-1 fee.

         In addition, the A Class approved a reclassification.  As a result of this reclassification, each holder of A Class shares became the owner of Advisor Class shares of the same fund, having a total net asset value ("NAV") equal to the total NAV of his or her A Class holdings in the fund on the date of the reclassification.  American Century also added a front end sales charge
         (load) to the Advisor Class.  The resulting Advisor Class fee structure mirrored that of the A
         Class at the time of the reclassifications.  Following the reclassifications, the Advisor Class was renamed A Class.

         In summary, following the reclassification and the Advisor Class fee changes, holders of A
         Class had their shares reclassified as Advisor Class shares of the same Fund.  The Advisor
         Class shares were then renamed A Class.  Neither the net asset value of a shareholder's investment in the fund nor the expenses associated with such investment will change as a result of the reclassifications.  Shareholders did not pay a sales charge on shares received as a result of the reclassifications.  It is anticipated that there will not be any tax consequences as a result of the reclassifications.
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